UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466096104	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 439,093
9. Sole Dispositive Power
10. Shared Dispositive Power 439,093

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 466096104	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 439,093
9. Sole Dispositive Power
10. Shared Dispositive Power 439,093

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 466096104	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 439,093
8. Shared Voting Power
9. Sole Dispositive Power 439,093
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 466096104	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 439,093
8. Shared Voting Power
9. Sole Dispositive Power 439,093
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 466096104	Page 6 of 9 Pages

This Amendment No. 2 to the joint statement on Schedule 13D filed by the undersigned on March 23, 2009, with respect to the common stock, par value $0.05 per share, of J. Alexander’s Corporation, a Tennessee corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on May 28, 2009 (the Initial Filing, as so amended, the “Schedule 13D”), amends and supplements the Schedule 13D as follows:

1.	Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated March 23, 2009, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.”

CUSIP No. 466096104	Page 7 of 9 Pages

2.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 439,093 shares of Common Stock for $961,984.74 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

3.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 5,993,453 shares of the Common Stock issued and outstanding as of May 17, 2011, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended April 3, 2011. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of July 11, 2011, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 439,093 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 439,093 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 439,093 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock.”

4.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from May 13, 2011 (the date 60 days before the filing of this Amendment No. 2 to this Schedule 13D) until July 11, 2011:

Date of Transaction	Shares Purchased/ (Sold)	Avg. Price per Share ($)
5/27/11	(1,700)	$6.0129
5/31/11	(2,300)	$6.1087
6/1/11	(500)	$6.0560
6/2/11	(500)	$6.1000
6/10/11	(1,148)	$6.1264
6/13/11	(600)	$6.0451
6/14/11	(3,095)	$6.1071

CUSIP No. 466096104	Page 8 of 9 Pages

6/15/11	(1,300)	$6.1946
6/16/11	(1,000)	$6.2360
6/17/11	(1,422)	$6.4026
6/20/11	(3,564)	$6.4587
6/21/11	(2,500)	$6.4364
6/22/11	(1,700)	$6.7041
6/23/11	(250)	$6.6260
6/24/11	(500)	$6.6960
6/27/11	(5,000)	$6.5562
6/28/11	(1,500)	$6.6100
6/29/11	(2,500)	$6.7000
7/1/11	(2,800)	$6.6000
7/5/11	(900)	$6.5200
7/6/11	(2,200)	$6.5122
7/7/11	(500)	$6.5460
7/8/11	(3,330)	$6.5299
7/11/11	(2,000)	$6.5300

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.”

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 466096104	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 12, 2011

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman